Exhibit 99.1

October 30 January 29, 2020 4Q19 Earnings Report Banco Santander Chile

Contents Page 1. Important Information 2. Section 1: Key Consolidated Data 3. Section 2: Summary of Results 11 Section 3: YTD Results by Reporting Segment 13 Section 4: Loans, Funding and Capital 16 Section 5: Analysis of Quarterly Income Statement 28 Section 6: Credit Risk Ratings 29 Section 7: Share Performance 30 Annex 1: Balance Sheet 31 Annex 2: YTD Income Statements 32 Annex 3: Quarterly Income Statements 33 Annex 4: Quarterly Evolution of Main Ratios and Other Information CONTACT INFORMATION Investor Relations Department Banco Santander Chile Bandera 140 Floor 19 Santiago, Chile Tel: (562) 2320 - 8284 Email: irelations@santander.cl Website: www.santander.cl

1 Important information Banco Santander Chile cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 . These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance . While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : (1) general market, macro - economic, governmental and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates, and interest rates ; (3) competitive pressures ; (4) technological developments ; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance . Note : the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences . Please refer to our 2018 20 - F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS . Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles . Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank .

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	**Dec-19**	**Dec-18**	**% Change**
Total assets	50,578,246	39,197,356	29.0%
Gross customer loans	32,731,735	30,282,023	8.1%
Customer deposits	23,490,249	21,809,236	7.7%
Customer funds[1]	30,014,347	27,385,479	9.6%
Total shareholders' equity	3,390,823	3,239,546	4.7%
Income Statement (YTD)	**Dec-19**	**Dec-18**	**% Change**
Net interest income	1,416,851	1,414,368	0.2%
Net fee and commission income	287,086	290,885	(1.3%)
Net operating profit before provisions for loan losses	1,935,554	1,849,861	4.6%
Provision for loan losses	(420,447)	(325,085)	29.3%
Op expenses excluding impairment and other op. exp.	(749,861)	(721,933)	3.9%
Operating income	701,499	757,064	(7.3%)
Income before tax	702,645	758,389	(7.4%)
Net income attributable to equity holders of the Bank	552,093	591,902	(6.7%)
Profitability and efficiency	**Dec-19**	**Dec-18**	**Change bp**
Net interest margin (NIM)[2]	4.1%	4.4%	(32)
Efficiency ratio[3]	40.0%	40.0%	(1)
Return on avg. equity	16.7%	19.2%	(244)
Return on avg. assets	1.3%	1.6%	(32)
Core capital ratio	10.1%	10.6%	(46)
BIS ratio	12.9%	13.4%	(55)
Return on RWA	1.7%	2.0%	(28)
Asset quality ratios (%)	**Dec-19**	**Dec-18**	**Change bp**
NPL ratio[4]	2.1%	2.1%	(3)
Coverage of NPLs ratio[5]	133.0%	126.1%	693
Cost of credit[5]	1.3%	1.1%	22
Structure (#)	**Dec-19**	**Dec-18**	**Change (%)**
Branches	377	380	(0.8%)
ATMs (including depositary ATMs)	1,088	998	9.0%
Employees	11,200	11,305	(0.9%)
Market capitalization (YTD)	**Dec-19**	**Dec-18**	**Change (%)**
Net income per share (Ch$)	2.93	3.14	(6.7%)
Net income per ADR (US$)	1.57	1.80	(12.9%)
Stock price (Ch$/per share)	43	51.69	(16.8%)
ADR price (US$ per share)	23.07	29.9	(22.8%)
Market capitalization (US$mn)	11,180	14,047	(20.4%)
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. Customer funds= Demand deposits+ Time deposits+ Mutual funds brokered. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. NIM = Net interest income annualized divided by interest earning assets.
3. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.
4. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.
5. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue.
6. Provision expense annualized divided by average loans.

2

1. The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Financial Markets Commission (CMF). Section 2 : Summary of results 1 Recurring ROAE of 17 . 7 % reached in 2019 . Net income attributable to shareholders in 12 M 19 decreased 6 . 7 % YoY with a stated ROAE at 16 . 7 % for the twelve month period . This decline was mainly due to the increase of the Bank’s cost of credit form 1 . 0 % in 2018 to 1 . 3 % in 2019 . This was partially offset by the 4 . 6 % increase in net operating profit before provisions for loan losses as the Bank experienced a favorable year in business activity and client growth . The Bank also continued to show a world class efficiency ratio, which finished the year at 40% . Adjusting for the additional provisions in the fourth quarter of Ch $ 16 billion, as well as the one - time charge for the regulatory change in commercial loans analyzed on a group basis of Ch $ 31 billion in 3 Q 19 , the r ecurring ROAE would have reached 17 . 7% . Net income attributable to shareholders in 4 Q 19 totaled Ch $ 116 , 707 million (Ch $ 0 . 62 per share and US $ 0 . 33 per ADR) . This was a decrease of 25 . 5 % compared to 4 Q 18 (from now on YoY) and 15 . 9 % compared to 3 Q 19 (from now on QoQ) . In the quarter net operating profit before provisions for loan losses increased 9 . 3 % YoY and 5 . 2 % QoQ, with healthy growth of margins, fees and financial transactions . This was offset in the quarter by higher provisions for loan losses triggered by the social unrest and lower growth expectations for 2020 . Furthermore, in November the Bank established additional provisions in the quarter of Ch $ 16 billion for its consumer loan book . Record client growth in 2019 The Bank’s business activity remained solid in 4 Q 19 despite the social unrest . During 2019 total client growth reached record levels driven by higher client satisfaction and new product launches . These trends continued in the fourth quarter reflecting the strength of the Bank’s digital channels in capturing new clients and cross - selling existing ones . In 2018 , client acquisition ranged between 30 , 000 - 40 , 000 a quarter compared to 84 , 248 in 3 Q 19 and 76 , 587 in 4 Q 19 . Santander Life continues to be the main contributor to new client growth due to the success of this product’s Merit Program and Digital On - boarding process . Total Santander Life clients reached over 138 , 600 clients and with a total loan amount of more than Ch $ 43 billion . In checking accounts, the Bank also had a record year . According to the lastest available data, Santander Chile’s market share in new account openings reached 26 . 0 % in 2019 and we reached more than 1 million checking accounts in the Chilean market . * Includes checking accounts, Life, and Superdigital 3

Cross - selling among existing clients also continued to rise in the quarter . Client loyalty 2 continued to rise with loyal individual customers in the high - income segment growing 6 . 8 % YoY and 4 . 3 % YoY among Mid - income earners . Loyal SMEs clients rising 5 . 3 % in 2019 . Total digital customers 3 increased 13 . 2 % in 2019 . * Market share with information published by the CMF as of Oct. 2019, latest available information 2. Loyal high income and middle income customers with 4 products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment. SME + Middle - market cross - selling differentiated by client size using a point system that depends on number of products, usage of products an d income net of risk. 3 Digital customers are clients who access their web account using a passcode Top 2 for customer satisfaction and recommendation. Top 3 in GPTW The rise in clients and cross - selling was also fueled by the ongoing improvements in client service . Between 15 - 20 % of every employee’s targets now depend on the Bank’s NPS and customer satisfaction scores . These are done by an independent evaluator and the results are audited by an external entity . According to the latest surveys, we reached Top 2 in client recommendation (NPS) and satisfaction, closing the gap with the leader . 4

In 2019 , we also improved our ranking according to the Great Place to Work survey reaching 3 rd place among all Chilean companies with more than 1 , 000 employees . This also shows the efforts to continue improving the quality of our workforce . We were chosen best company in corporate governance in a survey by EY in which 347 analysts, agencies and directors responded . Furthermore in the quarter, we were awarded Bank of the Year in Chile by The Banker, which highlighted our improvement in client experience through the development of new digital services and our operational efficiency . Acquisition of Santander Consumer completed in November 2019 In the quarter we received the final approval of the CMF for the acquisition of 51 % of Santander Consumer Chile S . A . , an auto - financing company . We paid a total amount of Ch $ 62 , 136 million for 51 % of the company and the remaining 49 % is owned by Banco Santander S . A . (Spain) . This amounted to Ch $ 451 billion of consumer loans as of December 2019 , which is around 8 % of our consumer loan book . Getnet, our new acquiring business, performed its inaugural transaction. Klare subsidiary created. In the quarter, we also made progress with our acquiring business, with the President of the Bank, Claudio Melandri, making the first transaction through Getnet, the new brand name of our acquiring business . We expect to start to ramp up this business in the first semster of the year . We also completed the creation of a new subsidiary called Klare, which will be an online platform where individuals can compare insurance between different providers and this will drive insurance brokerage fees . 5

Advancing in ESG metrics. During 2019 , we continued to focus on ESG themes . During the year, we maintained our position as part of the Dow Jones Sustainability Index in Chile and MILA and our MSCI sustainability grade of A . Furthermore, we improved our rating with Vigeo Eiris from a score of 38 out of 100 to 58 out of 100 , improving from Limited to Robust . This score puts us at Top 4 in emerging markets and Top 8 in the world in our industry (retail and specialized banks) . In the quarter, we also launched our first green product for retail clients . Clients can now compensate their monthly carbon footprint through our webpage and APP . The Bank with the aid of external advisors is now able to calculate a client’s carbon footprint based on their monthly expenditures . The amount of carbon a client uses can be offset by buying, on the Bank’s webpage or APP, carbon bonds or donating to a green project in Chile . 312 tons of carbon emissions were compensated by our clients in December . 6

4 Santander Consumer Chile S.A. does auto financing and we paid a total amount of Ch$ 62,136 million for 51% of the company. Th e r emaining 49% if owned by Banco Santander S.A. (Spain). 5 UF or Unidad de Fomento, an inflation indexed unit used in Chile Non - interest bearing demand deposits increase 8.8% QoQ and 17.8% YoY The Bank’s total deposits increased 7 . 7 % YoY and 2 . 7 % QoQ in 4 Q 19 . In 4 Q 19 , deposit growth was led by a strong rise of non - interest bearing demand deposits, which grew 8 . 8 % QoQ and 17 . 8 % YoY . This growth was due to high growth of retail checking accounts, continued strength in the Bank’s transactional banking services for companies, a seasonal rise in demand deposits in 4 Q on behalf of corporates and a preference of clients for liquidity during the social unrest events . This also led to a high liquidity ratio at year - end with the Bank’s LCR and NSFR reaching 143 % and 108% , respectively . Loan growth driven by retail banking in the quarter Total loans increased 8 . 1 % YoY and 2 . 6 % QoQ, led by loans in retail banking which grew 4 . 3 % QoQ and 10 . 3 % YoY . In 4 Q 19 , Loans to individuals was the fastest growing segment and increased 5 . 1 % QoQ and 11 . 3 % YoY . Consumer loans increased 13 . 6 % YoY and 9 . 4 % QoQ driven by the incorporation of Santander Consumer Chile S . A . in November following the final approval at the extraordinary shareholders’ meeting in August and of the CMF 4 . This contributed Ch $ 451 billion of consumer loans as of December 2019 , representing 8 % of the consumer loan book . Mortgage loans continued to grow healthily and increased 3 . 3 % QoQ and 11 . 0 % YoY . Long - term interest rates decreased in 2019 , and despite rising in 4 Q 19 , they remained at attractive levels, fueling loan growth in this product . Loans to SMEs increased 5 . 7 % YoY and 1 . 1 % QoQ with growth in the quarter being led by the larger SMEs . The Bank continues to maintain a conservative stance regarding loan growth in this segment by focusing on larger, less risky SMEs that will generate non - lending revenues as well . Middle - market loans grew 5 . 2 % YoY and 1 . 1 % QoQ as this segment is more sensitive to the evolution of the economy, growth in this segment is in line with the slower economic growth and the Bank’s more prudence stance regarding risk . Loans in SCIB decreased 0 . 6 % YoY and 5 . 9 % QoQ as the Bank continued to follow a strategy of profitability . Higher NIMs in the quarter due to higher inflation and improved funding mix In 4 Q 19 , Net interest income, NII, increased 8 . 0 % compared to 3 Q 19 and 5 . 1 % compared to 4 Q 18 . The Bank’s NIM in 4 Q 19 was 4 . 2% , lower than the 4 . 4 % in 4 Q 18 , but higher than the 4 . 0 % in 3 Q 19 . The QoQ increase in the NIM was mainly due to the higher UF inflation rate, a decrease of 25 bp in the short - term interest rates, the improved funding mix driven by the high growth of demand deposits and an increase in long - term interest rates in the quarter . The variation of the UF 5 was 0 . 9 % compared to 0 . 5 % in 3 Q 19 , mainly due to the depreciation of the Chilean peso . Simultaneously, and in order to stimulate growth, the Central Bank in 2019 , started a process of relaxing monetary policy with the latest rate cut in October 2019 , when it was reduced by 25 bp to 1 . 75% . This had a positive impact on deposit costs . Furthermore, in 4 Q 19 the rise in non - interest bearing demand deposits also had a positive impact on margins . These positive effects were partially offset by the negative impact of lower long - term interest rates that drove a record level of refinancing of mortgage loans in the year . 7

6 Additional provisions as defined by the CMF, which are not for any specific to any loan provisioning model and must be approved by the Board Asset quality remains stable with conservative outlook leading to higher provisions During the quarter provisions increased 31 . 2 % compared to 3 Q 19 and 107 . 4 % compared to 4 Q 18 due to higher provisioning resulting from the negative impact on asset quality from the social unrest in Chile and a weaker economic scenario expected for 2020 . This included establishing additional provisions 6 of Ch $ 16 billion for our consumer loan book analyzed on a group basis to cover possible higher risk levels and any greater provisions required by the bank regulator for this portfolio in 2020 . Therefore, the cost of credit in 4 Q 19 reached 1 . 87% . The incorporation of Santander Consumer Chile S . A . also increased the cost of risk by ~ 10 bp in the quarter . The expected loan loss ratio (Loan loss allowance over total loans) increased slightly to 2 . 7 % compared to 2 . 6 % in the previous quarter . The NPL and Impaired loans ratio both increased by 10 bp QoQ to 2 . 1 % and 5 . 9% , respectively . The total Coverage ratio including the additional provisions reached 135 . 4 % at year - end 2019 . The cost of credit for 12 M 19 reached 1 . 34% , including all one - time impacts . Fee income increased 6.9% QoQ driven by business segments In 4Q19, fee income increased 6.9% compared to 3Q19 and 13.7% compared to 4Q18. The Bank experienced positive client and business activity in 4Q19, despite the social unrest. This was mainly due to the strength of the Bank’s digital channels, which continued attracting new clients and cross - selling existing ones. Fee growth in the quarter was mainly led by the following products: (i) a rebound of card fees due to the migration of our cards to an interchange fee model; (ii) an increase in collection fees from Santander Consumer Chile S.A, which we started to consolidate in the quarter (iii) an increase in financial advisory among our corporate clients. Positive client and non - client treasury results in the quarter Results from Total financial transactions, net was a gain of Ch $ 54 , 444 million in 4 Q 19 , an increase of 52 . 2 % compared to 4 Q 18 and a decrease of 15 . 9 % compared to 3 Q 19 . Client treasury services revenues reached a gain of Ch $ 35 , 080 million in the quarter, an increase of 1 . 9 % compared to 4 Q 18 and a decrease of 7 . 1 % compared to 3 Q 19 . The movement of client treasury revenue, which usually makes up the bulk of our treasury income, reflects the demand on behalf of clients for treasury products, mainly for their hedging needs and market making . With the uncertainty in the global markets and volatility of exchange rates, demand for treasury products was strong during 2019 , reaching the peak in 3 Q 19 . The increase in demand for hedging products reflects a shift in the behavior of our commercial clients and the Bank’s ability to capture this profit generating business, strengthened by our good customer service . 8

7. Core Capital ratio = Shareholders’ equity divided by Risk - weighted Assets (RWA) according to CMF BIS I definitions. 8. BIS ratio: Regulatory capital divided by RWA. Efficiency ratio of 38 . 3 % in the quarter and 40 . 0 % in 12 M 19 In 4 Q 19 , operating expenses increased 3 . 1 % YoY and remained flat compared to 3 Q 19 with the Bank’s efficiency ratio reaching 38 . 3 % in the quarter and 40 . 0 % in 12 M 19 . In the quarter, total expenses remained stable with the increase in depreciation and amortization being compensated by lower administrative expenses . The 3 . 1 % increase in costs YoY in 4 Q 19 was mainly due to a rise in costs related to investments in technology and branch digitalization . Productivity continues to rise with volumes (loans plus deposits) per branch increasing 8 . 8 % YoY and volumes per employee rising 8 . 9 % YoY . YTD Operating expenses to total assets improved to 1 . 7 % in 2019 compared to 1 . 9 % in 2018 . Solid core capital of 10 . 1 % Shareholders’ equity totaled Ch $ 3 , 390 , 823 million as of December 31 , 2019 and grew 4 . 7 % YoY . The Bank’s core capital ratio 7 was 10 . 1 % and the total BIS ratio 8 was 12 . 9 % as of December 31 , 2019 . With an increase in Risk weighted assets (RWA) of 9 . 4 % in YoY . These capital ratio calculations are according to current regulation in Chile . With the new banking law that was passed at the beginning of 2019 , Chilean banks will start implementation phase - in of Basel III requirements as of December 2020 . 9

Summary of Quarterly Results

(Ch$mn)	Quarter 4Q19	3Q19	4Q18	Change % 4Q19/4Q18	4Q19/3Q19
Net interest income	375,821	347,954	357,601	5.1%	8.0%
Net fee and commission income	76,702	71,735	67,438	13.7%	6.9%
Total financial transactions, net	54,444	64,714	35,770	52.2%	(15.9%)
Provision for loan losses	(152,004)	(115,821)	(73,283)	107.4%	31.2%
Operating expenses (excluding Impairment and Other operating expenses)	(189,081)	(189,128)	(183,423)	3.1%	(0.0%)
Impairment, Other op. income & expenses	(15,429)	(2,836)	(2,705)	470.4%	444.0%
Operating income	150,453	176,618	201,398	(25.3%)	(14.8%)
Net income attributable to shareholders	**116,707**	**138,724**	**156,644**	**(25.5%)**	**(15.9%)**
Net income/share (Ch$)	0.62	0.74	0.83	(25.5%)	(15.9%)
Net income/ADR (US$)[1]	0.33	0.40	0.48	(30.4%)	(18.0%)
Total loans	**32,731,735**	**31,905,207**	**30,282,023**	**8.1%**	**2.6%**
Deposits	**23,490,249**	**22,868,275**	**21,809,236**	**7.7%**	**2.7%**
Shareholders' equity	3,390,823	3,358,402	3,239,546	4.7%	1.0%
Net interest margin	4.2%	4.0%	4.4%		
Efficiency ratio[2]	38.3%	39.3%	40.0%		
Return on equity[3]	13.9%	16.7%	19.8%		
NPL / Total loans[4]	2.1%	2.0%	2.1%		
Coverage NPLs[5]	133.0%	129.5%	126.1%		
Cost of credit[6]	1.9%	1.5%	0.97%		
Core Capital ratio[7]	10.1%	10.2%	10.6%		
BIS ratio[8]	12.9%	12.8%	13.4%		
Branches	377	381	380		
ATMs (includes depositary ATMs)	1,088	1,075	998		
Employees	11,200	11,037	11,305		

1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
4. NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5. Coverage NPLs: loan loss allowances (1Q19 and 4Q18 adjusted to include the additional provision of Ch$20,000 million) divided by NPLs.
6. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures
7. Core capital ratio = Shareholders' equity divided by risk-weighted assets according to SBIF BIS I definitions.
8. BIS ratio: regulatory capital divided by RWA.

10

Section 3: YTD Results by reporting segment

Net contribution from business segments down 7.8% YoY

Year to date results

	Retail Banking[1]	Middle market[2]	SCIB[3]	Total segments[4]
Net interest income	960,248	298,587	98,154	1,356,989
Change YoY	1.1%	9.4%	1.5%	2.8%
Net fee and commission income	230,627	38,712	29,103	298,442
Change YoY	4.6%	5.4%	(17.0%)	2.1%
Total financial transactions, net	30,097	17,178	94,761	142,036
Change YoY	52.8%	2.0%	65.3%	51.3%
Total revenues	**1,220,972**	**354,477**	**222,018**	**1,797,467**
Change YoY	**2.6%**	**8.6%**	**17.4%**	**5.4%**
Provision for loan losses	(374,642)	(42,812)	(758)	(418,212)
Change YoY	36.1%	62.7%	(132.4%)	39.7%
Net operating profit from business segments[5]	**846,330**	**311,665**	**221,260**	**1,379,255**
Change YoY	**(7.5%)**	**3.8%**	**15.6%**	**(1.9%)**
Operating expenses[6]	(575,511)	(97,054)	(65,343)	(737,908)
Change YoY	4.0%	5.1%	0.7%	3.9%
Net contribution from business segments[7]	**270,819**	**214,611**	**155,917**	**641,347**
Change YoY	**(25.1%)**	**3.3%**	**23.2%**	**(7.8%)**

1. Retail consists of Individuals and SMEs with annual sales below Ch$2,000 million.
2. Middle-market is made up of companies with annual sales exceeding Ch$2,000 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.
3. Santander Corporate & Investment Banking: consists of foreign and domestic multinational companies with sales over Ch$10,000 million. Formerly called GBM
4 Excludes the results from Corporate Activities, which includes, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio.
5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - Provision for loan losses.
6. Operating expenses = Personnel expenses +Administrative expenses + Depreciation.
7. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Net contribution from our business segments decreased 7.8% YoY in 12M19 compared to the same period of 2018. During 2019, the Bank took a one-time charge of Ch$31 billion due to a regulatory change in the provisioning model for commercial loans analyzed on a group basis. Due to the social unrest in Chile the Bank also established greater provisions in the fourth quarter, including additional provisions of Ch$16 billion in November for the consumer loan book. This led to higher provisioning costs which increased 39.7% YoY.

On the other hand **total revenues** increase 5.4% YoY driven by margins, fee and financial transaction growth. **Net interest income** (NII) from the business segments, which does not include the Bank's net exposure to inflation, increased 2.8% YoY compared to loan growth of 8.1% YoY. Margins in our business segments in 2019 were negatively affected by the decrease in long term interest rates, which led our clients to refinance their mortgages at lower rates. **Net fee and commission income** grew 2.1% from the business segments with higher fees generated by checking accounts fees, lines of credit and insurance and also driven by strong client growth in the year. **Financial transactions from our business segments** grew strongly at 51.3% YoY, reflecting the demand from our clients to limit their exposure to the volatile exchange rate and uncertain global markets.

11

12 Operating expenses in our business segments also increased 3 . 9 % YoY due to higher costs in digital and branch innovations . The net contribution from Retail banking decreased 25 . 1 % YoY . Total revenues increased 2 . 6 % YoY, driven by higher fees from insurance brokerage and checking accounts mainly due to the increase in mortgages which also led to the cross - selling of checking accounts and other products . Client treasury revenues in this segment increased 52 . 8 % YoY due to good treasury sales to SMEs . Net interest income increased 1 . 1 % YoY, lower than the 10 . 3 % YoY loan growth in this segment mainly due to the impact of the decrease in long term interest rates mentioned previously . Results in this segment were further pressure by an increase in provisions of 36 . 1 % in this segment due to regulatory changed and the conservative provisioning policies adopted in 4 Q 19 in light of the social unrest that affected Chile in said quarter . Cost growth remained controlled at 4 . 0% , driven by investments in WorkCafé openings, marketing campaigns for product launches and other digital initiatives . Net contribution from the Middle - market increased 3 . 3 % YoY in 12 M 19 . Total revenues in this segment grew 8 . 6% , led by an increase of 9 . 4 % in net interest revenue higher than the loan growth in this segment of 5 . 2% , and fee growth of 5 . 4 % YoY . This was offset by higher provision expense in the quarter due to the expected effect of the social unrest on the economy . Results from financial transactions grew 2 . 0 % as demand from clients continued mainly due to the volatile external markets . Net contribution from the SCIB increased 23 . 2 % YoY in 12 M 19 . Net operating profit increased 15 . 6 % despite a decrease in loan growth of 0 . 6 % YoY and weaker fees in this segment this year, decreasing 17 . 0 % YoY due to less credit finance and financial advisory services in this segment . However, with weaker business confidence and volatile markets the Bank has been able to capture the shift in demand for financial advisory services to treasury products, producing the strong YoY growth in income from this segment .

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals. 2. Total loans gross of loan loss allowances. Total loans include other non - segmented loans and includes interbank loans. See Note 4 of the Financial Statements. 3. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteri a f or the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects. In 4 Q 19 , Loans to individuals was the fastest growing segment and increased 5 . 1 % QoQ and 11 . 3 % YoY . Consumer loans increased 13 . 6 % YoY and 9 . 4 % QoQ driven by the incorporation of Santander Consumer Chile S . A . in November following the final approval at the extraordinary shareholders’ meeting in August and of the CMF 1 . This contributed Ch $ 451 billion of consumer loans as of December 2019 , representing 8 % of the consumer loan book . The growth of consumer loans is further driven by loans to high - income earners which grew 2 . 7 % QoQ and 15 . 7 % YoY . Our Santander Life program also continued to grow with total consumer loans in this product reaching Ch $ 43 billion, increasing 68 . 1 % YoY . Mortgage loans increased 3 . 3 % QoQ and 11 . 0 % YoY . Long - term interest rates decreased in 2019 , and despite rising in 4 Q 19 , they remained at attractive levels, fueling loan growth in this product . Growth was focused among high income earners, which increased by 4 . 5 % in the quarter, and a growth of 16 . 4 % YoY . The Bank also maintained an average loan - to - value ratio at origination below 80% . The increase in mortgage lending in the year has also contributed to a record level of checking accounts being opened this year (See Funding) and has helped to drive fee income in the quarter . In the quarter, the Chilean peso depreciated 2 . 6% . Around 10 % of our loan portfolio are denominated in foreign currency (mainly USD) corresponding to commercial loans, such as foreign trade loans . This led to translation gains for the loans denominated in USD, contributing to loan growth across all commercial segments . Without the effect of the depreciation of the Chilean peso, the total loan book would have grown 1 . 4 % QoQ . 1 Santander Consumer Chile S.A. does auto financing and we paid a total amount of Ch$ 62,136 million for 51% of the company. The remaining 49% if owned by Banco Santander S.A. (Spain). YTD Change % (Ch$mn) Dec - 19 Sep - 19 Dec - 18 Dec - 19/Dec - 18 Dec - 18/Sep - 19 Total loans to individuals 1 18,83 3 ,5 1 8 17,925,163 16,921,496 11.3% 5.1% Consumer loans 5 , 539 , 057 5,062,334 4,876,289 13.6% 9.4% Residential mortgage loans 11 , 262 , 995 10,899,784 10,150,981 11.0% 3.3% SMEs 4,08 5 ,049 4,040,071 3,865,141 5.7% 1.1% Retail banking 22,91 8 ,5 6 8 21,965,234 20,786,637 10.3% 4.3% Middle - market 8,09 3 ,496 8,003,615 7,690,380 5.2% 1.1% Corporate & Investment banking (SCIB) 1,67 1 ,662 1,776,404 1,681,697 (0.6%) (5.9%) Total loans 2 3 32,73 1 ,7 3 5 31,905,207 30,282,023 8.1% 2.6% 13 Section 4: Loans, funding and capital Loan growth driven by retail banking in the quarter Total loans increased 8.1% YoY and 2.6% QoQ, led by retail banking and offset by a fall in low yielding Corporate loans. Loans by segment

YTD Change % (Ch$mn) Dec - 19 Sep - 19 Dec - 18 Dec - 19/Dec - 18 Dec - 18/Sep - 19 Demand deposits 10 , 297 , 432 9,463,459 8 , 741 , 417 17.8% 8.8% Time deposits 13 , 192 , 817 13,404,816 13 , 067 , 819 1.0% (1.6%) Total Deposits 23,49 0 ,2 4 9 22,868,275 21,80 9 ,2 3 6 7.7% 2.7% Mutual Funds brokered 1 6 , 524 , 098 6,687,626 5 , 576 , 243 17.0% (2.4%) Bonds 9 , 500 , 723 9,266,604 8 , 115 , 233 17.1% 2.5% Adjusted loans to deposit ratio 2 95.1% 95.4% 98.0% LCR 3 143.1% 125.9% 151.6% NSFR 4 108.0% 108.5% 109.5% 1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S . A . Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited . 2. Ratio = (Net Loans - portion of mortgages funded with long - term bonds) / (Time deposits + demand deposits) . The Bank’s mortgage loans are mainly fixed - rate long - term loans that we mainly finance with matching long - term funding and not with short - term deposits . For this reason, to calculate this ratio, we subtract residential mortgage loans funded with long term bonds in the numerator of our ratio . 3. Liquidity Coverage Ratio calculated according to ECB rules . Chilean LCR as of December 2019 reached 143% . 4. Net Stable Funding Ratio calculated using internal methodology . Chilean ratios are still under construction . The Bank’s total deposits increased 7 . 7 % YoY and 2 . 7 % QoQ in 4 Q 19 . In 4 Q 19 , deposit growth was led by a strong rise of non - interest bearing demand deposits, which grew 8 . 8 % QoQ and 17 . 8 % YoY . This growth was due to high growth of retail checking accounts, continued strength in the Bank’s transactional banking services for companies, a seasonal rise in demand deposits in 4 Q on behalf of corporates and a preference of clients for liquidity during the social unrest events . According to the last available data, Santander Chile’s market share in new account openings reached 26 . 0 % in 2019 and overall market participation in checking accounts increased from 21 . 3 % in December 2018 to 21 . 6 % in October 2019 (latest information available) . This also led to a high liquidity ratio at year - end with the Bank’s LCR and NSFR reaching 143 % and 108% , respectively . The low increase of time deposits in the year of 1 . 0 % is explained by the reductions in the Monetary Policy Rate (MPR) throughout the year which made this product less attractive . In order to defend margin and due to the increase in demand deposits, the Bank also focused on lowering its time deposit costs . The growth of our mortgage loan book drove our funding strategy of matching those long - term assets with long - term bonds which grew 2 . 5 % QoQ and 17 . 1 % Loans to SMEs increased 5 . 7 % YoY and 1 . 1 % QoQ with growth in the quarter being led by the larger SMEs . The Bank continues to maintain a conservative stance regarding loan growth in this segment by focusing on larger, less risky SMEs that will generate non - lending revenues as well . Middle - market loans grew 5 . 2 % YoY and 1 . 1 % QoQ . Growth in this segment was in line with the slower economic growth . Loans in SCIB decreased 0 . 6 % YoY and 5 . 9 % QoQ as the Bank continued to follow a strategy of profitability . In 2019 SCIB’s net income increased 23 . 2 % YoY in 12 M 19 and 14 . 5 % compared to 3 Q 19 . Strong growth of demand deposits boosts liquidity levels Funding 14

YoY . The low rate environment also drove the 17 . 0 % rise in mutual funds brokered through the Bank as clients searched for higher yielding investments . This trend reversed in 4 Q 19 and investments in mutual funds declined as clients preferred liquidity as reflected in the rise of demand deposits in the quarter . *Quarterly interest expenses paid on nominal peso deposits over quarterly avg balance of nominal peso time deposits Shareholders’ equity totaled Ch $ 3 , 390 , 823 million as of December 31 , 2019 and grew 4 . 7 % YoY . The Bank managed to obtain a ROAE 1 in 2019 of 16 . 7 % and an adjusted ROAE (to exclude the effect of this one - time charge of Ch $ 31 bn due to the regulatory change in the provisioning model for commercial loans analyzed on a group basis in July 2019 and the Ch $ 16 bn additional provisions recognized in 4 Q 19 ) of 17 . 7 % in 2019 . 1. Return on average equity YTD Change % (Ch$mn) Dec - 19 Sep - 19 Dec - 18 Dec - 19/Dec - 18 Dec - 18/Sep - 19 Capital 891,303 891 , 303 891,303 -- % -- % Reserves 2,121,148 2 , 159 , 783 1,923,022 10.3% (1.8%) Valuation adjustment (8,093) 2,546 10,890 (174.3%) -- % Retained Earnings: Retained earnings prior periods - - - -- % -- % Income for the period 552,093 435 , 386 591,902 (6.7%) 26.8% Provision for mandatory dividend (165,628) (130, 616) (177,571) (6.7%) 26.8% Equity attributable to equity holders of the Bank 3,390,823 3,35 8 ,402 3,239,546 4.7% 1.0% Non - controlling interest 79,494 46,936 46,163 72.2% 69.4% Total Equity 3,470,317 3 , 405 , 338 3,285,709 5.6% 1.9% Quarterly ROAE 13.9% 16.7% 19.8% YTD ROAE 16.7% 17.7% 19.2% Adjusted ROAE of 17.7% achieved in 2019 Equity 15

YTD Change % (Ch$mn) Dec - 19 Sep - 19 Dec - 18 Dec - 19/Dec - 18 Dec - 18/Sep - 19 Tier I (Core Capital) 3 , 390 , 823 3,358,402 3,239,546 4.7% 1.0% Tier II 913,578 856,484 862,119 6.0% 6.7% Regulatory capital 4,30 4 ,401 4,214,886 4,101,664 4.9% 2.1% Risk weighted assets 33 , 478 , 952 33,025,025 30,600,176 9.4% 1.4% Tier I (Core Capital) ratio 10.1% 10.2% 10.6% BIS ratio 12.9% 12.8% 13.4% 1. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit. 2. Interest income divided by average interest earning assets. 3. Interest expense divided by sum of average interest bearing liabilities and demand deposits. 4. Annualized net interest income divided by average interest earning assets. 5. Inflation measured as the variation of the Unidad de Fomento in the quarter. Quarter Change % (Ch$mn) 4Q19 3Q19 4Q18 4Q19/4Q18 4Q19/3Q19 Net interest income 375,821 347,954 357,601 5.1% 8.0% Average interest - earning assets 35,813,783 34,504,184 32 , 754 , 792 9.3% 3.8% Average loans (including interbank) 32,460,418 31,470,538 30 , 190 , 154 7.5% 3.1% Avg. net gap in inflation indexed (UF) instruments 1 4,755,853 3,953,656 4 , 991 , 285 (4.7%) 20.3% Interest earning asset yield 2 7.0% 6.5% 7.2% Cost of funds 3 2.8% 2.5% 2.9% Net interest margin (NIM) 4 4.2% 4.0% 4.4% Quarterly inflation rate 5 0.9% 0.5% 0.8% Central Bank reference rate 1.75% 2.0% 2.75% 2. Core Capital ratio = Shareholders’ equity divided by Risk - weighted Assets (RWA) according to CMF BIS I definitions. The Bank’s core capital ratio 2 was 10.1% and the total BIS ratio 3 was 12.9% as of December 31, 2019. With an increase in Risk weighted assets (RWA) of 9.4% in YoY. These capital ratio calculations are according to current regulation in Chile. With the new banking law that was passed at the beginning of 2019, Chilean banks will start implementation phase - in of Basel III requirements as of December 2020. Currently the local regulator, the CMF, is publishing regulations for discussion. The regulator published on Jan. 27, 2019 for consultation the guidelines for risk weighting credit risk, which is the core element of the transition to BIS III. For more information please see the following link: http:// www.c mfc hi l e.cl/po r tal/principal/605/ a r t icles - 28171_ I n f or me _nor ma t iv o_ R C_vf.pd f . With the guid eli n es published so far, we continue to consider that the transition to Basel III will be neutral to positive for the Bank. Section 5: Analysis of quarterly income statement Higher margins in the quarter due to higher inflation and positive funding mix Net interest income/ Margin 3. BIS ratio: Regulatory capital divided by RWA. 16 Capital Adequacy

In 4 Q 19 , Net interest income, NII, increased 8 . 0 % compared to 3 Q 19 and 5 . 1 % compared to 4 Q 18 . The Bank’s NIM in 4 Q 19 was 4 . 2% , lower than the 4 . 4 % in 4 Q 18 , but higher than the 4 . 0 % in 3 Q 19 . The Bank has two major sensitivities in its balance sheet in a 12 M period : (i) net asset sensitivity to inflation, since the Bank has more assets than liabilities linked to inflation and (ii) net liability sensitivity to short - term rates, since the Bank’s time deposits are mainly denominated in nominal peso and have a shorter duration than interest earning assets . The QoQ increase in the NIM was mainly due to the higher UF inflation rate, a decrease of 25 bp in the short - term interest rates, the improved funding mix driven by the high growth of demand deposits and an increase in long - term interest rates in the quarter . The variation of the UF 4 was 0 . 9 % compared to 0 . 5 % in 3 Q 19 , mainly due to the depreciation of the Chilean peso . Simultaneously, and in order to stimulate growth, the Central Bank in 2019 , started a process of relaxing monetary policy with the latest rate cut in October 2019 , when it was reduced by 25 bp to 1 . 75% . This had a positive impact on deposit costs . Furthermore, in 4 Q 19 the rise in non - interest bearing demand deposits also had a positive impact on margins . These positive effects were partially offset by the negative impact of lower long - term interest rates that drove a record level of refinancing of mortgage loans in the year . For the full year, NIMs reached 4 . 1 % in 2019 . For 2020 , we expect our NIMs to stabilize at ~ 4 . 1% , with margins supported by rising UF inflation levels, especially in 1 H 20 , improved funding costs, as average short - term rates will be lower in 2020 compared to 2019 and the incorporation of Santander Consumer, which will also boost margins by 10 bp . In addition, the yield curve is again upward sloping, which is favorable for margins . These effects could be offset by various regulatory changes being discussed by the government and Congress . Beginning on January 1 , 2020 banks must automatically pay outstanding lines of credits . This will have an impact of 7 bp on NIMs in 2020 . 4 UF or Unidad de Fomento, an inflation indexed unit used in Chile Asset quality remains stable with conservative outlook leading to higher provisions 17

During the quarter provisions increased 31 . 2 % compared to 3 Q 19 and 107 . 4 % compared to 4 Q 18 due to higher provisioning resulting from the negative impact on asset quality from the social unrest in Chile and a weaker economic scenario expected for 2020 . This included establishing additional provisions 5 of Ch $ 16 billion for our consumer loan book analyzed on a group basis to cover possible higher risk levels and any greater provisions required by the bank regulator for this portfolio in 2020 . Therefore, the cost of credit in 4 Q 19 reached 1 . 87 % and 1 . 34 % in 12 M 2019 . The incorporation of Santander Consumer Chile S . A . also increased the cost of risk by ~ 10 bp in the quarter . The expected loan loss ratio (Loan loss allowance over total loans) increased slightly to 2 . 7 % compared to 2 . 6 % in the previous quarter . The NPL and Impaired loans ratio both increased by 10 bp QoQ to 2 . 1 % and 5 . 9% , respectively . The total Coverage ratio including the additional provisions reached 135 . 4 % at year - end 2019 . The cost of credit for 12 M 19 reached 1 . 34% , including all one - time impacts . Going forward our cost of credit should remain stable at 1 . 3 - 1 . 4 % in 2020 due to the expected increase in unemployment, lower economic growth of 1 % for the year and the incorporation of Santander Consumer . This will be partially contained by the Bank’s minimal exposure to the low income retail lending market . If this situation worsens, we may revise this forecast . 5 Additional provisions as defined by the CMF, which are not for any specific to any loan provisioning model and must be approved by the Board Provision for loan losses by product 18

19 Quarter Change % (Ch$mn) 4Q19 3Q19 4Q18 4Q19/4Q18 4Q19/3Q19 Consumer loans (102, 022) 3 (41, 872) (40, 584) 151.4% 143.7% Commercial loans 1 (38,794) (71, 300) 2 (26, 574) 46.0% (45.6%) Residential mortgage loans (11,188) (2,649) (6, 125) 82.7% 322.3% Total Provision for loan losses (152,0 0 4) (115,8 2 1) (73,283) 107.4% 31.2% 1. Includes provision for loan losses for contingent loans . 2. In 3Q19, the Bank recognized Ch$31 billion in provisions due to a regulatory change to the provisioning model for commercial loans analyzed on a collective basis. 3. In 4Q19 we recognized additional provisions of Ch$16 billion for our Consumer portfolio considering the social unrest. Provisions for loan losses for consumer loans increased 143 . 7 % compared to 3 Q 19 and 151 . 4 % compared to 4 Q 18 . This rise was mainly driven by the setting aside of Ch $ 16 billion in additional provisions for our consumer loan book analyzed on a group basis to cover possible higher risk levels given the expected lower economic growth and any greater provisions required by the bank regulator for this portfolio in 2020 . The social unrest also led to a rise in early non - performance (< 90 days), especially in October and November . Despite these events, overall asset quality indicators only deteriorated slightly in the quarter . The consumer NPL ratio was 1 . 6 % in 4 Q 19 compared to 1 . 5 % in 3 Q 19 and the impaired consumer loan ratio continued to improve from 5 . 2 % in 3 Q 19 to 5 . 1 % in 4 Q 19 . These figures include the incorporation of Santander Consumer Chile S . A . , which represents approximately 8 % of this loan book as of December 31 , 2019 . The coverage ratio of non - performing and impaired consumer loans, the coverage of consumer loans including the additional provisions, rose to 359 . 7 % at year - end 2019 . Provision expense for commercial loans decreased 45 . 6 % compared to 3 Q 19 and increased 46 . 0 % compared to 4 Q 18 . As a reminder, in July 2019 , the Bank implemented changes to the provisioning model for commercial loans analyzed on a collective basis as required by the CMF . This resulted in one - time charge of approximately Ch $ 31 billion in said month . Excluding this one - time charge, provisions in this portfolio decreased 3 . 7 % QoQ . The YoY increase in provision in 4 Q 19 compared to 4 Q 18 was mainly due to : (i) the setting aside of a larger amount of provisions for specific clients in various sectors for which the Bank determined there is a higher probability of default in 2020 as a result of lower economic growth and (ii) the asset quality of the Bank’s commercial loan book showed some sign of pressure in the quarter as a result of the social unrest that affected Chile in 4 Q 19 , particularly among SMEs in the commerce, tourism and restaurant sectors . As a result, the impaired commercial loan ratio increased from 6 . 7 % in 3 Q 19 to 7 . 0 % in 4 Q 19 and the commercial NPL ratio increased to 2 . 5 % in the quarter compared to 2 . 4 % in 3 Q 19 . The coverage ratio of non - performing commercial loans remained stable at 128 . 0 % in 4 Q 19 . Provisions for loan losses for residential mortgage loans amounted to Ch $ 11 , 188 million in 4 Q 19 due to continued growth of the mortgage loan book and a rise in early non - performance (< 89 days) . In 4 Q 19 , the NPL ratio of mortgage loans increased slightly to 1 . 6 % while the impaired mortgage loan ratio showed some improvement and reduced to 4 . 7% . The coverage of mortgage loans increased from 37 . 6 % to 38 . 1% , QoQ . We have maintained a focus on originating mortgage loans among high income earners and with an average loan to value below 80% . This has been a key factor in maintaining healthy asset quality in this product .

Provision for loans losses and asset quality

	Quarter			Change %	
(Ch$mn)	4Q19	3Q19	4Q18	4Q19/4Q18	4Q19/3Q19
Gross provisions	(131,636)	(101,044)	(63,419)	107.6%	30.3%
Charge-offs[1]	(38,980)	(37,252)	(30,398)	28.2%	4.6%
Gross provisions and charge-offs	**(170,616)**	**(138,296)**	**(93,817)**	**81.9%**	**23.4%**
Loan loss recoveries	18,612	22,475	20,534	(9.4%)	(17.2%)
Provision for loan losses	**(152,004)**	**(115,821)**	**(73,283)**	**107.4%**	**31.2%**
Cost of credit[2]	**1.87%**	**1.47%**	**0.97%**		
Adjusted cost of credit[3]	1.68%	1.08%	0.97%		
Total loans[4]	32,731,735	31,905,207	30,282,023	8.1%	2.6%
Total Loan loss allowances (LLAs) [5]	(909,167)	(820,269)	(796,588)	14,1%	10,8%
Non-performing loans[6] (NPLs)	**671,336**	**633,259**	**631,652**	**6.3%**	**6.0%**
NPLs consumer loans	91,264	81,448	88,319	3.3%	12.1%
NPLs commercial loans	400,209	389,361	409,451	(2.3%)	2.8%
NPLs residential mortgage loans	179,863	162,450	133,882	34.3%	10.7%
Impaired loans[7]	**1,916,609**	**1,852,359**	**1,779,438**	**7.7%**	**3.5%**
Impaired consumer loans	280,920	263,909	274,595	2.3%	6.4%
Impaired commercial loans	1,106,565	1,068,715	1,032,178	7.2%	3.5%
Impaired residential mortgage loans	529,124	519,735	472,665	11.9%	1.8%
Expected loss ratio[8](LLA / Total loans)	**2.8%**	**2.6%**	**2.6%**		
NPL / Total loans	**2.1%**	**2.0%**	**2.1%**		
NPL / consumer loans	1.6%	1.6%	1.8%		
NPL / commercial loans	2.5%	2.4%	2.7%		
NPL / residential mortgage loans	1.6%	1.5%	1.3%		
Impaired loans / total loans	**5.9%**	**5.8%**	**5.9%**		
Impaired consumer loan ratio	5.1%	5.2%	5.6%		
Impaired commercial loan ratio	7.0%	6.7%	6.8%		
Impaired mortgage loan ratio	4.7%	4.8%	4.7%		
Coverage of NPLs[9]	**135.4%**	**129.5%**	**126.1%**		
Coverage of NPLs non-mortgage[10]	171.1%	161.3%	147.1%		
Coverage of consumer NPLs[11]	359.7%	319.7%	293.8%		
Coverage of commercial NPLs	128.0%	128.1%	115.5%		
Coverage of mortgage NPLs	38.1%	37.6%	48.0%		

1. Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.
3. Annualized provision for loan losses (adjusted to exclude the additional provision of Ch$ 16,000 million in 4Q19 and the one-time charge of Ch$31,000 million for the regulatory change in 3Q19) / quarterly average total loans. Averages are calculated using monthly figures.
4. Includes interbank loans.
5. Adjusted to include the Ch$16,000 million additional provisions in 4Q19.
6. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.
7. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
8. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the SBIF's guidelines. Adjusted to include the Ch$16,000 million additional provisions in 4Q19.
9. LLA / NPLs. Adjusted to include the additional provision of Ch$16,000 million in 4Q19.
10. LLA of commercial and consumer loans / NPLs of commercial and consumer loans.
11. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$16,000 million in 4Q19.

20

Qu a r te r Change % (Ch$mn) 4Q19 3Q19 4Q18 4Q19/4Q18 4Q19/3Q19 Retail banking 1 60 , 444 57 , 904 55,157 9.6% 4.4% Middle - market 10 , 274 8 , 982 9,298 10.5% 14.4% SCIB 2 8 , 326 6 , 514 7,371 13.0% 27.8% Others (2, 342) (1, 664) (4,388) (46.6%) 40.7% Total 76,702 71,736 67,438 13.7% 6.9% 1. Includes fees to individuals and SMEs. 2. Santander Corporate and Investment Banking Fees in Retail banking increased 4 . 4 % compared to 3 Q 19 and 9 . 6 % compared to 4 Q 18 . Despite the period of social unrest, the Bank’s digital and online channels continued to function normally, permitting clients to continue to perform banking services and open new products, thus driving growth in retail fees . Checking account fees increased 2 . 0 % QoQ and 5 . 7 % YoY in line with the increase in the number of checking accounts . According to the latest available data, Santander Chile’s market share in new account openings reached 26 . 0 % in 2019 . Despite the social unrest debit and credit card fees expanded 11 . 4 % and 1 . 0% , respectively QoQ, mainly as a result of the Bank’s strategy of switching to a four part interchange fee model . Online purchases also continued to drive growth of these products . The 13 . 9 % QoQ rise in collection fees was mainly due to the growth of mortgage loans as this line item includes the collection of fire and earthquake insurance premiums on behalf of insurance companies and the incorporation of Santander Consumer, which generates collection fees form the auto lending business . Fees for insurance brokerage increased 12 . 1 % YoY due to the strong demand for mortgage insurance and an increase in cross selling of other insurance products as a result of increasing loyalty of clients . Comparing to 3 Q 19 , fees for this concept decreased 5 . 0 % QoQ due to lesser activity due to the social unrest in the quarter . In October we announced a new subsidiary, Klare, which will be an online insurance broker, giving individuals the capacity to compare between different insurance policies online . Klare will be fully operational in 1 H 20 . We believe this will further drive growth in this fee line going forward . Fee income increasing 6.9% in the quarter driven by various business segments In 4 Q 19 , fee income increased 6 . 9 % compared to 3 Q 19 and 13 . 7 % compared to 4 Q 18 . The Bank experienced positive client and business activity in 4 Q 19 , despite the social unrest . This was mainly due to the strength of the Bank’s digital channels, which continued attracting new clients and cross - selling existing ones . Fee growth in the quarter was mainly led by the following products : (i) a rebound of card fees due to the migration of our cards to an interchange fee model ; (ii) an increase in collection fees from Santander Consumer Chile S . A, which we started to consolidate in the quarter (iii) an increase in financial advisory among our corporate clients . Client loyalty continued to rise with loyal individual customers (clients with > 4 products plus minimum usage and profitability levels) in the high - income segment growing 6 . 9 % YoY, loyal Mid - income earners growing 4 . 3 % YoY and loyal SMEs and Middle - market clients rising 5 . 3 % in 2019 . Total digital customer increased 13 . 2 % in 2019 . Fee Income by Client Segment 21

22 Quarter Change % (Ch$mn) 4Q19 3Q19 4Q18 4Q19/4Q18 4Q19/3Q19 Credit card fees 8,908 8,821 9,266 (3.9%) 1.0% Debit & ATM card fees 5,021 4,508 3,640 37.9% 11.4% Asset management 12,300 12,478 11,345 8.4% (1.4%) Insurance brokerage 12,671 13,334 11,303 12.1% (5.0%) Guarantees, pledges and other contingent op 9,095 8,460 8,640 5.3% 7.5% Collection fees 9,558 8,391 7,721 23.8% 13.9% Checking accounts 9,207 9,028 8,709 5.7% 2.0% Brokerage and custody of securities 2,240 2,487 2,278 (1.7%) (9.9%) Other 7,702 4,228 4,536 69.8% 82.2% Total fees 76,702 71,735 67,438 13.7% 6.9% In 2019 , short - term interest rates fell, and clients searched for higher yielding instruments leading to an 8 . 4 % increase in Asset management fees compared to 4 Q 18 . However, compared to 3 Q 19 , fees for this concept decreased 1 . 4 % in the quarter as clients were more conservative regarding investing due to the uncertainty on the local markets . Fees in the Middle - market increased 14 . 4 % compared to 3 Q 19 and 10 . 5 % compared to 3 Q 19 . The increase in the quarter is mainly due to fees for foreign trade operations as the peso depreciated strongly in the quarter . Fees in SCIB increased 13 . 0 % YoY and 27 . 8 % QoQ in the quarter mainly due to a strong quarter in financial advisory and transactional banking services . By products, the evolution of fees was as follows : Fee Income by Product

1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged - off loans and the realized gains (loss) or mark - to - market of derivatives. 2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives . Quarter Change % (Ch$mn) 4Q19 3Q19 4Q18 4Q19/4Q18 4Q19/3Q19 Client treasury services 35,080 37,778 34,413 1.9% (7.1%) Non - client treasury income 1 19,363 26,936 1,357 1327.4% (28.1%) Total financ. transactions, net 54,444 64,714 35,770 52.2% (15.9%) 1. Non client treasury income. These results includes interest income and the mark - to - market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division. Client treasury services revenues reached a gain of Ch $ 35 , 080 million in the quarter, an increase of 1 . 9 % compared to 4 Q 18 and a decrease of 7 . 1 % compared to 3 Q 19 . The movement of client treasury revenue, which usually makes up the bulk of our treasury income, reflects the demand on behalf of clients for treasury products, mainly for their hedging needs and market making . With the uncertainty in the global markets and volatility of exchange rates, demand for treasury products was strong during 2019 , reaching a peak in 3 Q 19 . Non - client treasury totaled a gain of Ch $ 19 , 363 million in the quarter . This gain is mainly due to realized gains from the sale of our available for sale investment portfolio, although less than in the previous quarter . The Bank’s fixed income liquidity portfolio is mainly composed of Chilean sovereign risk and U . S . treasuries . Quarter Change % (Ch$mn) 4Q19 3Q19 4Q18 4Q19/4Q18 4Q19/3Q19 Net income (expense) from financial operations 1 (106, 774) 5 , 698 37 , 804 (382.4%) (1973.9%) Net foreign exchange gain 2 161 , 218 59 , 016 (2, 034) (8026.2%) 173.2% Total financial transactions, net 54,444 64,714 35,770 52.2% (15.9%) Positive client and non - client treasury results in the quarter Results from Total financial transactions, net was a gain of Ch $ 54 , 444 million in 4 Q 19 , an increase of 52 . 2 % compared to 4 Q 18 and a decrease of 15 . 9 % compared to 3 Q 19 . It is important to point out that the Bank does not run a significant foreign currency gap . The Bank’s spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives . Derivatives that are considered trading are marked - to - market in net income from financial operations . Hedge accounting derivatives are mark - to - market together with the hedged item in net foreign exchange results . This distorts these line items, especially in periods of a strong volatility or appreciation/depreciation of the exchange rate . Total financial transactions, net 23 In order to understand more clearly these line items, we present them by business area in the following table: Total financial transactions, net by business

Quarter Change % (Ch$mn) 4Q19 3Q19 4Q18 4Q19/4Q18 4Q19/3Q19 Personnel salaries and expenses (105, 864) (104, 985) (99, 872) 6.0% 0.8% Administrative expenses (55, 566) (57, 381) (62, 009) (10.4%) (3.2%) Depreciation & amortization (27, 651) (26, 762) (21, 542) 28.4% 3.3% Operating expenses 1 (189,0 8 1) (189,1 2 8) (183,4 2 3) 3.1% (0.0%) Impairment of property, plant and Equipment (2, 726) - - -- % -- % Points of Sale 377 381 380 (0.8%) (1.0%) Standard 279 281 287 (2.8%) (0.7%) WorkCafé 53 50 40 32.5% 6.0% Middle - market centers 7 7 7 0.0% 0.0% Select 38 43 46 (17.4%) (11.6%) ATMs 1,088 1,075 998 9.0% 1.2% Employees 11,200 11,037 11,305 (0.9%) 1.5% Efficiency ratio 2 38.3% 39.3% 40.0% +178bp +102bp YTD Efficiency ratio 2 40 . 0% 40.6% 40.0% +1bp +63bp Volumes per branch (Ch$mn) 3 149 , 130 143 , 762 137 , 082 8.8% 3.7% Volumes per employee (Ch$mn) 4 5 , 020 4 , 963 4 , 608 8.9% 1.2% YTD Cost / Assets 5 1.7% 1.8% 1.9% 1. Excluding Impairment and Other operating expenses. 2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating in come = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses. 3. Loans + deposits over branches (points of sale). 4. Loans + deposits over employees. 5. Operating expenses as defined in footnote 1 above, annualized / Total assets. In 4 Q 19 , operating expenses increased 3 . 1 % YoY and remained flat compared to 3 Q 19 with the Bank’s efficiency ratio reaching 38 . 3 % in the quarter and 40 . 0 % in 12 M 19 . In the quarter, total expenses remained stable with the increase in depreciation and amortization being compensated by lower administrative expenses . The 3 . 1 % increase in costs YoY in 4 Q 19 was mainly due to a rise in costs related to investments in technology and branch digitalization . Productivity continues to rise with volumes (loans plus deposits) per branch increasing 8 . 8 % YoY and volumes per employee rising 8 . 9 % YoY . YTD Operating expenses to total assets improved to 1 . 7 % in 2019 compared to 1 . 9 % in 2018 . Productivity continues to rise . Efficiency ratio of 38 . 3 % in the quarter The Bank has announced a 3 - year investment plan totaling US $ 380 million for 2019 - 2021 assigned for digital transformation, which includes expanding the transformation of branches and back - office functions, investment in cyber security and increasing access of clients and non - clients to financial services, mainly through digital channels . The Bank expects to continue forward with the main elements of this plan in 2020 . Operating expenses 24

Personnel expenses increased 0 . 8 % QoQ and 6 . 0 % in 4 Q 19 . During the quarter, headcount increased 1 . 5 % QoQ due to the integration of employees of Santander Consumer Chile . The incorporation of Santander Consumer added about 200 employees to the Bank’s headcount . Administrative expenses decreased 10 . 4 % YoY and 3 . 2 % QoQ in 3 Q 19 . This YoY decrease was mainly due to an accounting change as the Bank adopted IFRS 16 which modified the presentation of our leases . The Bank rents around 77 % of its branches and buildings . As of January 1 , 2019 , instead of recognizing an expense for rental of these properties, the Bank recognizes the associated amortization and depreciation . Without this effect, administrative expenses would have increased around 5 % YoY . This increase in administrative expenses was mainly related to marketing, communications and technology developments . QoQ, lower business activity through branches and higher activity performed through digital channels lowered administrative expenses . Due to the social unrest, we have 70 branches with damages of which 15 were inoperative . This damage is covered by insurance (recognized in other operating income) ; however, we did increase expenditure on security measures to ensure safer branches for our clients and employees . This also signified recognizing an impairment charge of Ch $ 2 , 726 million in the quarter for damaged installations . Amortization expenses increased 28 . 4 % YoY and 3 . 3 % QoQ . The YoY increase was mainly due to the implementation of IFRS 16 previously mentioned . Without this effect, amortization expenses would have decreased around 17 % YoY due to the lower depreciation of fixed assets such as technological equipment which was compensated in part by greater amortization of software and digital banking developments that the Bank is carrying out as part of our plan to improve productivity . Looking forward, we expect similar cost growth in 2020 , an efficiency ratio ~ 40 % and we will continue with our technology investments . 380 377 12M18 12M19 137,082 149,130 12M18 12M19 4,608 5,020 12M18 12M19 # of branches - 0.8% + 8 .9% 1. Volumes= Loans+ Deposits Points of Sale Productivity per Point of Sale Productivity per employee Volumes 1 per point of sale, Ch$mn +8.8% 25 Volumes 1 per employee, Ch$mn

Quarter Change % (Ch$mn) 4Q19 3Q19 4Q18 4Q19 / 4Q18 4Q19 / 3Q19 Other operating income 8,6 7 8 5,9 7 3 10, 7 69 (1 9 . 4% ) 45. 3 % Other operating expenses (2 1 , 38 1 ) (8,8 09) (1 3 , 47 4 ) 58. 7% 142. 7 % Other operating income, net (12 , 70 3 ) (2, 8 36) (2, 7 05) (369 . 6%) (347 . 9%) Income from investments in associates and other companies 325 278 (1 2 8 ) (3 53 .9%) 16. 9 % Income tax expense (32 , 90 3 ) (37 , 82 5 ) (42 , 13 6 ) (21.9% ) (13.0% ) Effective income tax rate 21.8% 21.4% 20.9% The Bank continues to advance with its intentions to enter the acquiring business in 2020 with the aim of significantly modernizing and expanding the access of SMEs to POS terminals . In October, the sale of our share in Nexus was announced . Nexus is a company that provides card processing to the Chilean banking system, and the buyers of our stake in this company are other Chilean banks . This will have no significant impact on earnings as Nexus was sold at March 2019 book value . Income tax expenses in 4 Q 19 totaled Ch $ 32 , 903 million, a decrease of 21 . 9 % YoY and 13 . 0 % QoQ due to the fall in income before taxes in the periods being analyzed . On a 12 M basis, the effective tax rate was 21 . 8 % in 12 M 18 and 21 . 4 % in 12 M 19 . For tax purposes, our capital must be restated for CPI inflation, resulting in a tax loss . Since CPI inflation reached 3 . 0 % in 2019 compared to 2 . 6 % in 2018 , we had a slightly lower effective tax rate in 2019 compared to 2018 . Other operating income, net & corporate tax Other operating income , net, totaled a loss of Ch $ 12 , 703 million in 4 Q 19 . Gross other operating income increased 45 . 3 % QoQ and decreased 19 . 4 % YoY due to greater income from repossessed assets in 4 Q 18 . In 4 Q 19 , the Bank recognized in other operating income revenues from insurance claims related to damages to our branches during the social unrest . Compared to 4 Q 18 , less income was recognized for repossessed assets . The rise in other operating expenses was mainly due to greater provisions for repossessed assets and expenses related to maintenance costs, employee support and operational charge - offs due to the social unrest in the quarter . Other operating income, net and corporate tax 26

27 Change % (Ch$mn) Dec - 19 Dec - 18 Dec - 19/Dec - 18 Net income before tax 702,645 758,389 (7.4%) Price level restatement of capital 2 (58,022) (111,242) (47.8%) Net income before tax adjusted for price level restatement 644,623 647,147 (0.4%) Statutory Tax rate 27.0% 27.0% +0bp Income tax expense at Statutory rate (174,048) (174,730) (0.4%) Tax benefits 3 23,880 8,833 170.3% Income tax (150,168) (165,897) (9.5%) Effective tax rate 21.4% 21.8% (39bp) 1. This table is for informational purposes only. Please refer to note 15 in our financial statements for more details. 2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement. 3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities. YTD Income Tax 1

Section 6: Credit risk ratings

During the quarter, there were no changes to our credit risk ratings.

International ratings

The Bank has credit ratings from four leading international agencies.

Moody's	Rating
Bank Deposit	A1/P-1
Baseline Credit Assessment	A3
Adjusted Baseline Credit Assessment	A3
Senior Unsecured	A1
Commercial Paper	P-1
Outlook	Stable

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Stable

Fitch	Rating
Foreign Currency Long-term Debt	A
Local Currency Long-term Debt	A
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	A
Outlook	Stable

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

Local ratings

Our local ratings are the following:

Local ratings	Fitch Ratings	ICR
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

28

Section 7: Ownership Structure As of December 31, 2019 Ownership Structure Free float 33% San tander Group 67% Total shareholder return Santander ADR vs. SP500 (Base 100 = 12/31/2018) Total shareholder return Santander vs. IPSA Index (Base 100 = 12/31/2018) Share Price ADR Price (US$) 12M19 12/31/2019: Maximum (12M19): Minimum (12M19): 23 . 07 34 . 94 20 . 84 Local Share Price (Ch$) 12M19 12/31/2019: Maximum (12M19): Minimum (12M19): 43 . 00 55 . 23 42 . 00 Stock Information Year paid Ch$/share % of previous year’s earnings 2016 1.79 75% 2017 1.75 70% 2018 2.25 75% 2019 1.88 60% Dividends Market Capitalization : P/E 12 month trailing* : P/BV ( 12 / 31 / 19 )** : Dividend yield*** : US$11,180 million 14.2x 2.4x 3.7% * Price as of December 31, 2019 / 12mth. earnings ** Price as of December 31, 2019/Book value as of 12/31/19 ***Based on closing price on record date of last dividend payment 7.3 8.1 12 M 19 Santiago Stock Excha n g e 14.9 NYSE Average daily traded volumes 12M19 US$ million 1 4 0 BSAC US SP500 1 2 0 130 131.31 115 IPSA 120 110 110 105 100 100 90 95 80 79.90 90 91.11 70 85 85.93 60 80 29 BSAN

30 Annex 1: Balance sheet Unaudited Balance Sheet Dec - 19 Dec - 19 Dec - 18 Dec - 19/Dec - 18 US$ Ths 1 Ch$ Million % Chg. Cash and deposits in banks 4,7 5 6, 0 38 3,5 5 4, 5 20 2,0 6 5, 4 41 72.1% Cash items in process of collection 475 , 082 355 , 062 353 , 757 0.4% Trading investments 361 , 540 270 , 204 77, 0 41 250.7% Investments under resale agreements - - - -- % Financial derivative contracts 10, 9 03 , 044 8,1 4 8, 6 08 3,1 0 0, 6 35 162.8% Interbank loans, net 19, 8 47 14, 8 33 15, 0 65 (1.5%) Loans and account receivables from customers, net 42, 5 80 , 964 31, 8 23 , 735 29, 4 70 , 370 8.0% Available for sale investments 5,3 6 5, 8 46 4,0 1 0, 2 72 2,3 9 4, 3 23 67.5% Held - to - maturity investments - - - -- % Investments in associates and other companies 14, 0 05 10, 4 67 32, 2 93 (67.6%) Intangible assets 98, 1 96 73, 3 89 66, 9 23 9.7% Property, plant and equipment 264 , 706 197 , 833 253 , 586 (22.0%) Right of use assets 281 , 654 210 , 500 - -- % Current taxes 15, 5 85 11, 6 48 - -- % Deferred taxes 619 , 328 462 , 867 382 , 934 20.9% Other assets 1,9 1 9, 1 40 1,4 3 4, 3 08 984 , 988 45.6% Total Assets 67, 6 74 , 975 50, 5 78 , 246 39, 1 97 , 356 29.0% Deposits and other demand liabilities 13, 7 78 , 225 10, 2 97 , 432 8,7 4 1, 4 17 17.8% Cash items in process of being cleared 265 , 261 198 , 248 163 , 043 21.6% Obligations under repurchase agreements 508 , 523 380 , 055 48, 5 45 682.9% Time deposits and other time liabilities 17, 6 52 , 323 13, 1 92 , 817 13, 0 67 , 819 1.0% Financial derivatives contracts 9,8 8 8, 8 82 7,3 9 0, 6 54 2,5 1 7, 7 28 193.5% Interbank borrowings 3,3 7 1, 5 80 2,5 1 9, 8 18 1,7 8 8, 6 26 40.9% Issued debt instruments 12, 7 12 , 208 9,5 0 0, 7 23 8,1 1 5, 2 33 17.1% Other financial liabilities 302 , 873 226 , 358 215 , 400 5.1% Leasing contract obligations 212 , 069 158 , 494 - -- % Current taxes - - 8,0 9 3 -- % Deferred taxes 133 , 278 99, 6 08 15, 3 95 547.0% Provisions 451 , 446 337 , 397 329 , 940 2.3% Other liabilities 3,7 5 4, 9 34 2,8 0 6, 3 25 900 , 408 211.7% Total Liabilities 63, 0 31 , 603 47, 1 07 , 929 35, 9 11 , 647 31.2% Equity Capital 1,1 9 2, 5 86 891 , 303 891 , 303 0.0% Reserves 2,8 3 8, 1 50 2,1 2 1, 1 48 1,9 2 3, 0 22 10.3% Valuation adjustments (1 0 , 82 9 ) (8,0 93) 10, 8 90 (174.3%) Retained Earnings: Retained earnings from prior years - - - -- % Income for the period 738 , 714 552 , 093 591 , 902 (6.7%) Minus: Provision for mandatory dividends (2 2 1 ,6 1 4) (1 6 5 ,6 2 8) (1 7 7 ,5 7 1) (6.7%) Total Shareholders' Equity 4,5 3 7, 0 07 3,3 9 0, 8 23 3,2 3 9, 5 46 4.7% Non - controlling interest 106 , 365 79, 4 94 46, 1 63 72.2% Total Equity 4,6 4 3, 3 72 3,4 7 0, 3 17 3,2 8 5, 7 09 5.6% Total Liabilities and Equity 67, 6 74 , 975 50, 5 78 , 246 39, 1 97 , 356 29.0% 1. The exchange rate used to calculate the figures in dollars was Ch$747.37 / US$1

31 Annex 2: YTD income statements Unaudited YTD Income Statement Dec - 19 Dec - 19 Dec - 18 Dec - 19/Dec - 18 US$ Ths 1 Ch$ Million % Chg. Interest income 3,1 0 5, 9 15 2,3 2 1, 2 68 2,2 4 4, 3 17 3.4% Interest expense (1,2 10 , 13 3 ) (9 0 4 ,4 1 7) (8 2 9 ,9 4 9) 9.0% Net interest income 1,8 9 5, 7 83 1,4 1 6, 8 51 1,4 1 4, 3 68 0.2% Fee and commission income 667 , 217 498 , 658 484 , 463 2.9% Fee and commission expense (2 8 3 ,0 8 9) (2 1 1 ,5 7 2) (1 9 3 ,5 7 8) 9.3% Net fee and commission income 384 , 128 287 , 086 290 , 885 (1.3%) Net income (expense) from financial operations (1 0 4 ,5 8 7) (7 8 , 16 5 ) 53, 1 74 -- % Net foreign exchange gain 381 , 583 285 , 184 51, 9 08 -- % Total financial transactions, net 276 , 997 207 , 019 105 , 082 97.0% Other operating income 32, 9 13 24, 5 98 39, 5 26 (37.8%) Net operating profit before provisions for loan losses 2,5 8 9, 8 20 1,9 3 5, 5 54 1,8 4 9, 8 61 4.6% Provision for loan losses (56 2 ,5 6 9) (42 0 ,4 4 7) (32 5 ,0 8 5) 29.3% Net operating profit 2,0 2 7, 2 52 1,5 1 5, 1 07 1,5 2 4, 7 76 (0.6%) Personnel salaries and expenses (5 4 8 ,8 0 0) (4 1 0 ,1 5 7) (3 9 7 ,5 6 4) 3.2% Administrative expenses (3 1 2 ,5 7 9) (2 3 3 ,6 1 2) (2 4 5 ,0 8 9) (4.7%) Depreciation and amortization (1 4 1 ,9 5 4) (1 0 6 ,0 9 2) (7 9 , 28 0 ) 33.8% Op. expenses excl. Impairment and Other operating expenses (1, 0 03, 3 33) (74 9 ,8 6 1) (72 1 ,9 3 3) 3.9% Impairment of property, plant and equipment (3,6 47) (2,7 26) (39) 6889.7% Other operating expenses (8 1 , 64 8 ) (6 1 , 02 1 ) (4 5 , 74 0 ) 33.4% Total operating expenses (1, 0 88, 6 28) (81 3 ,6 0 8) (76 7 ,7 1 2) 6.0% Operating income 938 , 623 701 , 499 757 , 064 (7.3%) Income from investments in associates and other companies 1,5 3 3 1,1 4 6 1,3 2 5 (13.5%) Income before tax 940 , 157 702 , 645 758 , 389 (7.4%) Income tax expense (2 0 0 ,9 2 9) (1 5 0 ,1 6 8) (1 6 5 ,8 9 7) (9.5%) Net income from ordinary activities 739 , 228 552 , 477 592 , 492 (6.8%) Net income discontinued operations 2 2,2 7 3 1,6 9 9 3,7 7 0 (54.9%) Net consolidated income 741 , 502 554 , 176 596 , 262 (7.1%) Net income attributable to: Non - controlling interest 2,7 8 7 2,0 8 3 4,3 6 0 (52.2%) Net income attributable to equity holders of the Bank 738 , 714 552 , 093 591 , 902 (6.7%) 1. The exchange rate used to calculate the figures in dollars was Ch$747.37 / US$1 2. Corresponds to the discontinued operations of Redbanc S.A., Transbank S.A. and Nexus S.A. Dec - 2018 has been included for comparison purposes, reclassifying from Income from investments in associates and other companies

32 Annex 3: Quarterly income statements Unaudited Quarterly Income Statement 4Q19 4Q19 3Q19 4Q18 4Q19/4Q18 4Q19/3Q19 US$ Ths 1 Ch$ Million % Chg. Interest income 838 , 538 626,698 557,708 587,413 6.7% 12.4% Interest expense (3 3 5 ,6 8 0) (250,877) (209,754) (229,812) 9.2% 19.6% Net interest income 502 , 858 375,821 347,954 357,601 5.1% 8.0% Fee and commission income 170 , 846 127,685 126,246 119,309 7.0% 1.1% Fee and commission expense (6 8 , 21 7 ) (50,983) (54,511) (51,871) (1.7%) (6.5%) Net fee and commission income 102 , 629 76,702 71,735 67,438 13.7% 6.9% Net income (expense) from financial operations (1 4 2 ,8 6 6) (106,774) 5,698 37,804 -- % -- % Net foreign exchange gain 215 , 714 161,218 59,016 (2,034) -- % 173.2% Total financial transactions, net 72, 8 47 54,444 64,714 35,770 52.2% (15.9%) Other operating income 11, 6 11 8,678 5,973 10,769 (19.4%) 45.3% Net operating profit before provisions for loan losses 689 , 946 515,645 490,376 471,578 9.3% 5.2% Provision for loan losses (20 3 ,3 8 5) (152,004) (115,821) (73,283) 107.4% 31.2% Net operating profit 486 , 561 363,641 374,555 398,295 (8.7%) (2.9%) Personnel salaries and expenses (1 4 1 ,6 4 9) (105,864) (104,985) (99,872) 6.0% 0.8% Administrative expenses (7 4 , 34 9 ) (55,566) (57,381) (62,009) (10.4%) (3.2%) Depreciation and amortization (3 6 , 99 8 ) (27,651) (26,762) (21,542) 28.4% 3.3% Op. expenses excl. Impairment and Other operating expenses (25 2 ,9 9 5) (189,081) (189,128) (183,423) 3.1% -- % Impairment of property, plant and equipment (3,6 47) (2,726) - - -- % -- % Other operating expenses (2 8 , 60 8 ) (21,381) (8,809) (13,474) 58.7% 142.7% Total operating expenses (28 5 ,2 5 1) (213,188) (197,937) (196,897) 8.3% 7.7% Operating income 201 , 310 150,453 176,618 201,398 (25.3%) (14.8%) Income from investments in associates and other companies 435 325 278 257 26.5% 16.9% Income before tax 201 , 745 150,778 176,896 201,655 (25.2%) (14.8%) Income tax expense (4 4 , 02 5 ) (32,903) (37,825) (42,136) (21.9%) (13.0%) Net income from ordinary activities 157 , 720 117,875 139,071 159,519 (26.1%) (15.2%) Net income discontinued operations 2 - - - (385) -- % -- % Net consolidated income 157 , 720 117,875 139,071 159,134 (25.9%) (15.2%) Net income attributable to: Non - controlling interest 1,563 1,168 347 2,490 (53.1%) 236.6% Net income attributable to equity holders of the Bank 156 , 157 116,707 138,724 156,644 (25.5%) (15.9%) 1. The exchange rate used to calculate the figures in dollars was Ch$747.37 / US$1 2. Corresponds to the discontinued operations of Redbanc S.A., Transbank S.A. and Nexus S.A. Previous quarters have been included for comparison purposes, reclassifying from Income from investments in associates and other companies.

33 Annex 4: Quarterly evolution of main ratios and other information (Ch$ millions) 4Q18 1Q19 2Q19 3Q19 4Q19 Loans Consumer loans 4,8 7 6, 2 89 4,9 2 0, 3 18 4,9 8 9, 1 82 5,0 6 2, 3 34 5,5 3 9, 0 57 Residential mortgage loans 10, 1 50 , 981 10, 3 35 , 335 10, 6 57 , 763 10, 8 99 , 784 11, 2 62 , 995 Commercial loans 15, 2 39 , 659 15, 3 18 , 141 15, 4 39 , 369 15, 9 38 , 951 15, 9 14 , 831 Interbank loans 15, 0 94 26, 4 66 8,6 2 4 4,1 3 8 14, 8 52 Total loans (including interbank) 30, 2 82 , 023 30, 6 00 , 260 31, 0 94 , 938 31, 9 05 , 207 32, 7 31 , 735 Allowance for loan losses (7 9 6 ,5 8 8) (7 9 4 ,5 5 9) (7 9 7 ,3 3 1) (8 2 0 ,2 6 9) (8 9 3 ,1 6 7) Total loans, net of allowances 29, 4 85 , 435 29, 8 05 , 701 30, 2 97 , 607 31, 0 84 , 938 31, 8 38 , 568 Deposits Demand deposits 8,7 4 1, 4 17 8,5 2 6, 3 43 8,9 0 9, 5 94 9,4 6 3, 4 59 10, 2 97 , 432 Time deposits 13, 0 67 , 819 12, 9 35 , 703 13, 1 22 , 503 13, 4 04 , 816 13, 1 92 , 817 Total deposits 21, 8 09 , 236 21, 4 62 , 046 22, 0 32 , 097 22, 8 68 , 275 23, 4 90 , 249 Mutual funds (Off balance sheet) 5,5 7 6, 2 43 5,8 1 6, 6 54 6,2 6 6, 1 81 6,6 8 7, 6 26 6,5 2 4, 0 98 Total customer funds 27, 3 85 , 479 27, 2 78 , 700 28, 2 98 , 278 29, 5 55 , 901 30, 0 14 , 347 Loans / Deposits 1 98.0% 99.1% 97.0% 95.4% 95.1% Average balances Avg. interest earning assets 32, 7 54 , 792 33, 0 81 , 958 33, 9 31 , 067 34, 5 04 , 184 35, 8 13 , 783 Avg. Loans 30, 1 90 , 154 30, 4 62 , 954 31, 0 30 , 695 31, 4 70 , 538 32, 4 60 , 418 Avg. assets 38, 8 29 , 385 39, 2 48 , 008 41, 4 04 , 593 44, 3 60 , 354 49, 4 88 , 714 Avg. demand deposits 8,2 8 0, 5 56 8,5 5 8, 6 91 8,9 1 8, 7 87 9,0 2 0, 8 98 9,8 2 9, 6 19 Avg equity 3,1 5 9, 5 65 3,2 7 5, 4 18 3,2 5 0, 0 79 3,3 2 2, 0 48 3,3 6 2, 6 56 Avg. free funds (demand plus equity) 11, 4 40 , 120 11, 8 34 , 109 12, 1 68 , 865 12, 3 42 , 945 13, 1 92 , 275 Capitalization Risk weighted assets 30, 6 00 , 176 30, 7 93 , 029 31, 5 12 , 066 33, 0 25 , 025 33, 4 78 , 951 Tier I (Shareholders' equity) 3,2 3 9, 5 46 3,3 2 1, 7 98 3,2 8 4, 8 57 3,3 5 8, 4 02 3,3 9 0, 8 23 Tier II 862 , 119 861 , 633 852 , 464 856 , 484 913 , 578 Regulatory capital 4,1 0 1, 6 64 4,1 8 3, 4 31 4,1 3 7, 3 22 4,2 1 4, 8 86 4,3 0 4, 4 01 Tier I ratio 10.6% 10.8% 10.4% 10.2% 10.1% BIS ratio 13.4% 13.6% 13.1% 12.8% 12 . 9% Profitability & Efficiency Net interest margin (NIM) 2 4.4% 3.9% 4.4% 4.0% 4.2% Efficiency ratio 3 40. 0% 42. 5% 40. 3% 39. 3% 38. 3 % Costs / assets 4 1.9% 1.8% 1.9% 1.7% 1.5% Avg. Demand deposits / interest earning assets 25. 3% 25. 9% 26. 3% 26. 1% 27. 4 % Return on avg. Equity 19.8% 15.3% 21.1% 16.7% 13.9% Return on avg. Assets 1.6% 1.3% 1.7% 1.3% 0.9% Return on RWA 2.1% 1.6% 2.5% 2.0% 1.6%

34 (Ch$ millions) Dec - 18 Mar - 19 Jun - 19 Sep - 19 Dec - 19 Asset quality Impaired loans 5 1,7 7 9, 4 38 1,7 9 7, 4 60 1,8 1 0, 8 42 1,8 5 2, 3 59 1,9 1 6, 6 09 Non - performing loans (NPLs) 6 631 , 652 623 , 467 579 , 536 633 , 259 671 , 336 Past due loans 7 390 , 823 388 , 316 354 , 622 351 , 165 360 , 620 Loan loss reserves (7 9 6 ,5 8 8) (7 9 4 ,5 5 9) (7 9 7 ,3 3 1) (8 2 0 ,2 6 9) (8 9 3 ,1 6 7) Impaired loans / total loans 5.9% 5.9% 5.8% 5.8% 5.9% NPLs / total loans 2.1% 2.0% 1.9% 2.0% 2.1% PDL / total loans 1.3% 1.3% 1.1% 1.1% 1.1% Coverage of NPLs (Loan loss allowance / NPLs) 126. 1% 127. 4% 137. 6% 129. 5% 133. 0 % Coverage of PDLs (Loan loss allowance / PDLs) 203. 8% 204. 6% 224. 8% 233. 6% 247. 7 % Risk index (Loan loss allowances / Loans) 8 2.6% 2.6% 2.6% 2.6% 2.7% Cost of credit (prov expense annualized / avg. loans) 1.0% 1.0% 1.0% 1.5% 1.9% Network Branches 380 380 380 381 377 ATMs (includes depositary ATMs) 998 1,0 3 1 1,0 3 7 1,0 7 5 1,0 8 8 Employees 11, 3 05 11, 2 80 11, 1 86 11, 0 37 11, 2 00 Market information (period - end) Net income per share (Ch$) 0.83 0.67 0.91 0.74 0.62 Net income per ADR (US$) 0.48 0.39 0.54 0.40 0.33 Stock price 51.69 51.19 50.5 51.37 43 ADR price 29.9 29.75 29.92 28 23.07 Market capitalization (US$mn) 14, 0 47 14, 0 16 14, 1 19 13, 1 87 11, 1 80 Shares outstanding 188 , 446 188 , 446 188 , 446 188 , 446 188 , 446 ADRs (1 ADR = 400 shares) 471 471 471 471 471 Other Data Quarterly UF inflation rate 9 0.8% 0.0% 1.2% 0.5% 0.9% Central Bank monetary policy reference rate (nominal) 2.7 5% 3.0 0% 2.5 0% 2.0 0% 1.7 5 % Observed Exchange rate (Ch$/US$) (period - end) 697. 7 6 679. 9 1 678. 4 4 728. 6 0 747. 3 7 1. Ratio = (Net Loans - portion of mortgages funded with long - term bonds) / (Time deposits + Demand deposits) 2. NIM = Net interest income annualized divided by interest earning assets 3. Efficiency ratio = (Net interest income+ Net fee and commission income +Financial transactions net + Other operating income + Oth er operating expenses) divided by (Personnel expenses + Administrative expenses + Depreciation). Excludes impairment charges 4. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets 5. Impaired loans include : (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C 1 through C 6 and (ii) the carrying amount of loans to an individual client with a loan that is non - performing, regardless of category, excluding residential mortgage loans, if the past - due amount on the mortgage loan is less than 90 days ; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non - performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non - performing or renegotiated is a residential mortgage loan, all loans to that client . 6. Capital + future interest of all loans with one installment 90 days or more overdue. 7. Total installments plus lines of credit more than 90 days overdue. 8. Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index. 9. Calculated using the variation of the Unidad de Fomento (UF) in the period.